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                          January 6, 2023

       Danny Meeks
       Chief Executive Officer
       Greenwave Technology Solutions, Inc.
       277 Suburban Drive,
       Suffolk, VA 23434

                                                        Re: Greenwave
Technology Solutions, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 30,
2022
                                                            File No. 333-269089

       Dear Danny Meeks:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              M. Ali Panjwani